SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Press Release of Registrant dated November 23, 2010 as filed on SEDAR on November 23, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EAGLEFORD ENERGY INC.

Dated: November 23, 2010	By:	/s/ James Cassina
Name: James Cassina Title: President